EXHIBIT 99.1

Brookfield Corporation to Host Fourth Quarter 2023 Results Conference Call

BROOKFIELD NEWS, Jan. 31, 2024 (GLOBE NEWSWIRE) -- Brookfield Corporation (TSX: BN, NYSE: BN) will host its fourth quarter 2023 conference call and webcast on Thursday, February 8, 2024 at 10:00am (ET).

Results will be released that morning before 7:00am (ET) and available on our website at https://bn.brookfield.com/news-events/press-releases.

Participants can join by conference call or webcast:

Conference Call

  Please pre-register by conference call: https://register.vevent.com/register/BId6d208f8e3d945d3895a5237b545f122
  Upon registering, you will be emailed a dial-in number, and unique PIN. This process will bypass the operator and avoid the queue.

Webcast

  Please join and register by webcast: https://edge.media-server.com/mmc/p/k46r888g
  Replay of the event is available on the above webcast link for 90 days.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on compounding capital over the long term to earn attractive total returns for our shareholders. Today, our capital is deployed across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cashflows, all of which is underpinned by a conservatively capitalized balance sheet.

For more information, please contact:

Communications & Media	Investor Relations
Kerrie McHugh Hayes	Linda Northwood
Tel: (212) 618-3469	Tel: (416) 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com